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                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753

                                                                  August 7, 2002

To our fellow Stockholders:

     As we trust you are aware by now, we have commenced a tender offer to acquire up to 268,444 shares of common stock of Shelbourne Properties II, Inc. ("Shelbourne II") at a price of $73.85 per share. Our offer is being made upon the terms and subject to the conditions set forth in our Offer to Purchase, dated July 5, 2002, as supplemented, and the related Letter of Transmittal.

     We recently entered into an agreement with Shelbourne II which amended the existing Stock Purchase Agreement (as defined in our Offer to Purchase) and which contains a number of agreements and undertakings that provide substantial additional benefits for the non-tendering stockholders and which have been designed to enhance stockholder liquidity, representation and value. These undertakings are summarized in our Supplement No. 1 dated August 1, 2002 and Supplement No. 2 dated August 5, 2002, as well as the attached press release issued earlier today which sets forth all of these benefits.

     Further, in connection with the modified Stock Purchase Agreement, promptly following the closing of our offer, which is presently scheduled to expire August 16, 2002, we intend to propose that Shelbourne II make distributions to holders of record following the consummation of the tender offers of 80% of Shelbourne II's current excess net cash and immediately begin marketing for sale Commerce Plaza I, Richmond, Virginia, 568 Broadway, New York, New York (which is owned together with Shelbourne Properties I, Inc. and Shelbourne Properties III, Inc.), and one of the Tri-Columbus Warehouses, Columbus, Ohio (which is owned together with Shelbourne Properties III, Inc.).

     If you have any questions, please contact either your broker or our Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                                      Sincerely,

                                                      HX Investors, L.P.